SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 1-5256

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full title of plan)

105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)

(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Tax-Advantaged Savings Plan for Salaried Employees
By:	/s/ Frank C. Pickard III
Frank C. Pickard III
Vice President, Treasurer VF Corporation

Date: June 16, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
VF Corporation Tax-Advantaged Savings Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H-Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Greensboro, NC
June 16, 2004

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2003	2002
ASSETS
Investments, at fair value
VF Corporation common stock - 871,915 shares in 2003 and 821,584 shares in 2002	$37,701,609	$31,199,004
VF Corporation ESOP preferred stock - 971,250 shares in 2003 and 1,195,198 shares in 2002	67,700,970	69,561,752
Other securities	329,857,283	284,154,240

Total investments	435,259,862	384,914,996
Loans receivable from participants	11,813,234	12,893,922

TOTAL ASSETS	447,073,096	397,808,918

Net assets	$447,073,096	$397,808,918

See notes to financial statements.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2003	2002	2001
Investment income(loss)
Dividends on VF Corporation ESOP Preferred Stock	$2,180,393	$2,740,035	$3,147,511
Dividends on VF Corporation common stock	890,898	923,607	623,262
Net realized and unrealized appreciation (depreciation) in fair value of investments	66,349,469	(32,304,400)	(12,351,851)
Income from mutual funds and bank common trust funds	3,138,334	1,934,632	3,451,137

	72,559,094	(26,706,126)	(5,129,941)

Interest on participant loans	669,892	901,615	1,005,453
Transfer from merged Plan (Note A)	0	109,477,867	0
Participant contributions	17,226,030	17,693,205	21,305,026
VF Corporation contributions	5,928,310	6,227,262	7,086,364

	96,383,326	107,593,823	24,266,902

Benefits paid to participants	(46,927,738)	(48,756,021)	(24,965,767)
Forfeitures that reduce VF Corporation contributions	(191,410)	(268,296)	(232,386)
Interest paid to VF Corporation on Employee Stock Ownership Plan obligation	0	(82,147)	(854,340)

Net increase (decrease)	49,264,178	58,487,359	(1,785,591)
Net assets available for benefits at beginning of year	397,808,918	339,321,559	341,107,150

Net assets available for benefits at end of year	$447,073,096	$397,808,918	$339,321,559

See notes to financial statements.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

VF Corporation (the Corporation) sponsors the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain salaried employees of specified subsidiaries may elect to contribute between 2% and 25% of their compensation to the Plan (highly compensated employees are limited to 10%). The Corporation matches employee contributions by 50% for up to 6% of compensation contributed by the employee. Employees remain fully vested in their contributions to the Plan. The Corporation’s matching contributions are vested monthly on a pro rata basis, with full vesting after five years of service or upon normal retirement, disability or death.

The Plan includes an Employee Stock Ownership Plan (ESOP). In 1990, the ESOP purchased 2,105,263 shares of VF Corporation 6.75% Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock) for $65.0 million. Each share of ESOP Preferred Stock, which has a redemption value of $30.875 plus cumulative accrued dividends, is convertible into 1.6 shares of VF Corporation Common Stock and is entitled to two votes. The trustee for the ESOP may convert the ESOP Preferred Stock to Common Stock at any time or may cause the Corporation to redeem the ESOP Preferred Stock under certain circumstances. The ESOP Preferred Stock also has preference in liquidation over all other stock issues. Of the shares of ESOP Preferred Stock owned by the ESOP, all have been allocated to employees.

The ESOP’s purchase of the ESOP Preferred Stock was funded by a loan of $65.0 million from the Corporation that bears interest at 9.8%. The loan was repaid in 2002. In 2002 all remaining shares of ESOP Preferred Stock were allocated to Plan participants. Effective April 2002 the match is invested in the same manner as employee contributions. Effective October 2002, participants could diversify their ESOP Preferred Stock balances.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A — DESCRIPTION OF THE PLAN (Continued)

Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan’s trustees. All Plan assets are trusteed by Fidelity Management Trust Company (Fidelity) with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs and investment objectives of the Plan funds are as follows:

(a)	Money Market Fund: Monies are invested in a money market fund.

(b)	Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

(c)	Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

(d)	Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

(e)	Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

(f)	Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

(g)	Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

(h)	Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

(i)	Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

(j)	VF Corporation Common Stock Fund: Monies are invested in common stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

(k)	Various Mutual Funds: Participants can select from an additional 250 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options with various investment objectives.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A — DESCRIPTION OF THE PLAN (Continued)

Individual accounts are maintained for each participant; each account includes the individual’s contributions, Corporation matching contributions and investment funds’ earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum or in an annuity, or accounts may be rolled over into another IRS-approved tax deferral vehicle. Forfeitures are used to reduce VF Corporation’s obligation to pay plan expenses.

The transfers of applicable participant balances from the North Face, Inc. 401(k) Savings Plan and the Blue Bell Savings, Profit Sharing and Retirement Plan, which were merged into the Plan in 2002, have been disclosed separately in the 2002 Statement of Changes in Net Assets Available for Benefits.

Participants may borrow up to 50% of the participant’s total vested account balance, but may not borrow from the Corporation matching portion. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payment in full is required at termination of employment. There were 2,480 and 2,821 loans outstanding at December 31, 2003 and December 31, 2002 respectively.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time. In the event of termination, participants become fully vested in their accounts.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. General market fixed income securities are valued by a national pricing service, based on standardized pricing methodology. For physical and private placement government guaranteed loans, UMB Bank establishes the value pursuant to a “market-cost” methodology, based on the unique characteristics of the asset class. The ESOP Preferred Stock is stated at fair value, based on the greater of 160% of the fair value of the Corporation’s Common Stock or the preferred stock’s stated redemption price of $30.875 per share. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE C — INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE D -– RELATED PARTY TRANSACTIONS

Related parties to the Plan include VF Corporation, the Plan sponsor, and Fidelity Management Trust Company (Fidelity) and United Missouri Bank (UMB), the Plan’s trustees. Certain plan investments are funds managed by Fidelity and UMB and therefore these transactions qualify as party-in-interest.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E — INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:

	Net Realized and Unrealized
	Appreciation (Depreciation) in			Fair Value
	Fair Value for the Year Ended December 31			At December 31
	2003	2002	2001	2003	2002
Fair value as determined by quoted market or stated redemption price:
VF Corporation common stock	$6,167,804	$(781,330)	$2,452,027	$37,701,609	$31,199,004
ESOP Preferred Stock	12,043,654	(5,218,932)	6,839,407	67,700,970	69,561,752
Mutual funds and bank common trust funds	44,655,647	(28,611,592)	(23,634,971)	259,910,561	212,011,805

	62,867,105	(34,611,854)	(14,343,537)	365,313,140	312,772,561

Fair value as determined by Plan trustee:
Mutual funds and bank common trust funds	3,482,364	2,307,454	1,991,686	69,946,722	72,142,435

	3,482,364	2,307,454	1,991,686	69,946,722	72,142,435

	$66,349,469	$(32,304,400)	$(12,351,851)	$435,259,862	$384,914,996

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E — INVESTMENTS (Continued)

The fair value of investments that individually represent 5% or more of the Plan’s net assets at December 31 of one or both years are as follows:

	2003	2002
ESOP Preferred Stock	$67,700,970	$69,561,752
(971,250 shares and 1,195,198 shares)
Fidelity Growth & Income Fund	64,650,813	58,865,805
(1,814,505 shares and 1,942,125 shares)
VF Corporation Common Stock	37,701,609	31,199,004
(871,915 shares and 821,584 shares)
Fidelity US Equity Index Commingled Pool	37,834,957	32,870,481
(1,120,372 shares and 1,251,255 shares)
ProCapp Fixed Income Fund	69,946,722	72,142,435
(5,439,092 shares and 5,884,375 shares)
Fidelity Retirement Money Market Portfolio	19,722,879	22,657,874
(19,722,879 shares and 22,657,874 shares)

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

NOTE F — NONPARTICIPANT DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

Employee Stock Ownership
Plan
December 31
	2003	2002
ASSETS
VF Corporation ESOP
Preferred Stock
971,250 shares in 2003
1,195,198 shares in 2002	—	—
Other securities	—	—

Total investments	—	—

TOTAL ASSETS	—	—

LIABILITIES
Employee Stock Ownership
Plan obligation payable to VF Corporation	—	—

TOTAL LIABILITIES	—	—

Net assets available for benefits	—	—

As discussed in Note A, plan participants may diversify their ESOP Preferred Stock balances and therefore there are no non-participant directed investments at December 31, 2003 and 2002.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements

NOTE F — NONPARTICIPANT DIRECTED ACCOUNTS (Continued)

Changes in Net Assets

	Year Ended December 31
	2003	2002	2001
Investment income:
Dividends on ESOP Preferred Stock	—	—	$3,147,511
Net realized and unrealized appreciation (depreciation)in fair value of investments	—	—	6,389,407
Income from mutual funds and bank common trust funds	—	—	19,947

	—	—	9,556,865
Contributions VF Corporation	—	—	7,121,014

	—	—	7,121,014

Benefits paid to participants	—	—	(5,412,637)
Forfeitures that reduce VF Corporation contributions	—	—	(207,517)
Interest paid to VF Corporation on Employee Stock Ownership Plan obligation	—	—	(854,340)

Net increase (decrease)	—	—	10,653,385
Net assets available for benefits
Beginning of year	—	—	79,100,001

End of year	—	—	$89,753,386

VF Corporation Tax-Advantaged Savings Plan
for Salaried Employees

Schedule H-Line 4i-Schedule of Assets (Held at End of Year)
At December 31, 2003

Identity of issue, borrower,	Number of		Current
Lessor, or similar party	Shares	Cost	Value
*Fidelity Puritan Fund	884,048	$14,931,825	$16,328,361
*Fidelity Growth & Income Fund	1,814,505	56,735,272	64,650,813
*Fidelity Diversified International Fund	344,308	6,801,491	8,304,718
*Fidelity Dividend Growth Fund	171,831	4,418,658	4,690,999
*Fidelity Retirement Money Market Portfolio	19,722,879	19,722,802	19,722,879
*Fidelity U.S. Equity Index Commingled Pool	1,120,372	36,913,884	37,834,957
Baron Asset Fund	194,112	8,499,412	8,507,910
Longleaf Small Cap Fund	293,844	6,519,227	8,465,730
*ProCapp Fixed Income Fund	5,439,092	63,050,886	69,946,722
*VF Corporation Common Stock	871,915	21,659,433	37,701,609
*VF Corporation ESOP Preferred Stock	971,250	43,444,086	67,700,970
*Various Mutual Funds	N/A	87,311,672	91,404,194
Loans receivable from participants (with interest rates from 5% to 9%)	N/A	11,813,234	11,813,234

		$381,821,882	$447,073,096

* represents a party-in-trust